KG 2/4/03

SO 2/4/03

SECURITIES AND EXCHANGE COMMISSION
03001607
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2001 (MM/DD/YY) AND ENDING 11/20/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East Sunrise Highway
(No. and Street)

Valley Stream (City) NY (State) 11581 (Zip Code)

SEC MAIL PROCESSING RECEIVED JAN 29 2003 WASH. D.C. 196 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey Hammell (516) 872-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) NY (State) 11554 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 3-3

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Rosemary Hughes-Rebetti 1/28/03

Notary Public

Valley Stream, Nassau County, NY

ROSEMARY HUGHES-REBETTI
Notary Public, State of New York
No. 01HU4944108
Qualified in Nassau County
Commission Expires November 14, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Financial Statements
November 30, 2002

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2002

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA

JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditors' Report

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2002 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP
RAICH ENDE MALTER & CO. LLP
January 22, 2003

The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com

Liabilities and Stockholder's Equity

Current Liabilities	
Current maturities of notes payable	$ 27,327
Accounts payable and accrued expenses	399,095
Due to brokers	34,319
Other	7,229
	467,970
Long-Term Liabilities	
Subordinated loans	2,425,000
Notes payable - net of current maturities	9,206
	2,434,206
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,041,865
Accumulated (deficit)	(600,146)
	441,819
	$3,343,995

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Operations
For the Year Ended November 30, 2002

Revenues	
Commissions	$2,309,943
Realized gain on firm trading investments	2,608,735
Fee income	115,000
Miscellaneous income	88,067
Interest and dividends	197,120
	5,318,865
Expenses	
Salaries - officers	479,006
- trading	1,420,571
- administration	462,566
Employee payroll taxes	157,535
Clearing, commissions and brokerage charges	1,608,066
Regulatory fees and expenses	66,995
Occupancy costs - rent	218,765
- utilities and taxes	83,471
Office, administrative and other operating	508,172
Professional fees	474,485
Consulting fees	25,000
	5,504,632
(Loss) Before Depreciation, Amortization and Interest Expense	(185,767)
Depreciation and Amortization	128,007
(Loss) Before Interest Expense	(313,774)
Interest Expense	231,853
Net (Loss)	$ (545,627)

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2002

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance - December 1, 2001	$100	$ 766,400	$ (54,519)	$ 711,981
Net (loss)	-	-	(545,627)	(545,627)
Additions	-	275,465	-	275,465
Balance - November 30, 2002	$100	$ 1,041,865	$ (600,146)	$ 441,819

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Subordinated Borrowings
For the Year Ended November 30, 2002

Subordinated Borrowings - December 1, 2001	$ 2,225,000
Increases - issuance of subordinated note	200,000
Subordinated Borrowings - November 30, 2002	$ 2,425,000

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Cash Flows
For the Year Ended November 30, 2002

Cash Flows from Operating Activities	
Net (loss)	$ (545,627)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation and amortization	128,007
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	304,888
Receivables from affiliate companies	(67,267)
Receivables from officers, directors and employees	(15,706)
Securities owned	(178,881)
Prepaid expenses and other	(98,178)
Increase (decrease) in:	
Accounts payable and accrued expenses	21,438
Due to brokers	(16,917)
Other	5,003
	(463,240)
Cash Flows from Investing Activities	
Acquisition of equipment, fixtures and improvements	(92,526)
Cash Flows from Financing Activities	
Increase in notes payable	26,250
Principal payments of notes payable	(17,217)
Proceeds from subordinated borrowings	200,000
Proceeds from contributions to additional paid-in capital	275,465
	484,498
Decrease in Cash and Cash Equivalents	(71,268)
Cash and Cash Equivalents - beginning	87,016
Cash and Cash Equivalents - end	$ 15,748
Supplemental Cash Flow Information	
Cash paid for interest	$ 215,561

See notes to financial statements.

1 - Organization and Business

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, New Jersey and Florida.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934.

The Company's business includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading. In addition, the Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans and other debt instruments.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Marketable Securities*** - The Company classifies its marketable equity and debt securities as *trading securities* and, therefore, they are reported in the financial statements at fair market value. As a result, the Company reports realized gains and losses on securities bought and sold for its own account, and includes in current earnings unrealized holding gains and losses on securities held as of the financial statement date.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions and are closed between buyers and sellers.

Continued

d. ***Depreciation and Amortization*** - Equipment, fixtures and improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures and improvements are depreciated using the straight-line method over estimated useful lives of five years.

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent corporation. The Parent corporation has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At November 30, 2002, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amount payable to Clearing Brokers at November 30, 2002 represents clearing charges and other fees in excess of commissions earned.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from customer accounts introduced by the Company. As of November 30, 2002, no reserve has been established to cover such losses based on customer account balances.

4 - Receivables from Affiliate Companies

The Company has advanced funds to corporations wholly-owned by the stockholders of its Parent corporation. The advances are made on a short-term basis and are to be repaid with interest at a market rate.

Continued

5 - Receivables from Officers, Directors and Employees

The Company has advanced funds to certain officers, directors and employees. The advances to employees are made on a short-term basis and do not bear interest. Funds loaned to officers and directors are payable on demand and bear interest at 4% per annum. At November 30, 2002, the aggregate amount of accrued and unpaid interest is $60,078.

6 - Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

Obligation of Federal National Mortgage Association	$245,626
Corporate Stocks	1,457
Warrants	60,875
	$307,958

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At November 30, 2002, these securities at estimated fair values consist of the following:

Equities	
NASDAQ Stock Market Inc.	$ 133,800
Corporate stocks	56,241
Warrants	27,587
	$ 217,628

7 - Equipment, Fixtures and Improvements

Equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 866,388
Furniture and Fixtures	167,684
Leasehold Improvements	64,566
	1,098,638
Less: Accumulated depreciation and amortization	650,594
	$ 448,044

Continued

8 - Notes Payable

Notes payable, as of November 30, 2002, to the NASD Regulation, Inc. are as follows:

Note issued October 31, 2001 in the amount of $30,000 bears interest at 8.5% per annum - is payable monthly and matures October 1, 2003	$ 14,397
Note issued July 29, 2002 in the amount of $26,250 bears interest at 7.75% per annum - is payable monthly and matures July 1, 2004	22,139
	36,536
Less: Current maturities of notes payable	27,330
	$ 9,206

9 - Subordinated Loans

The borrowings under subordinated agreements at November 30, 2002 are as follows:

Subordinated notes payable to US Clearing Corp. - interest at 8% per annum - due May 31, 2005	$2,000,000
Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2004	100,000
Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2005	100,000
Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2005	100,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2006	125,000
	$2,425,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10 - Commitments and Contingencies

The Company is obligated under a lease agreement for its office space located in Valley Stream, New York effective July 1992 and it provides for annual rent increases each year through January 2013, the expiration date.

Continued

The Company is obligated under a sublease agreement for its office space located in New York City, New York effective April 2002. The lease requires the Company to pay $108,128 per annum through March 2005, the expiration date.

The Company is obligated under a lease agreement for its office space located in New Jersey effective September 2000. The lease requires the Company to pay $27,220 per annum. The basic rent is subject to annual adjustments due to changes in the consumer price index. The lease expires in October 2005.

The Company has entered into a sublease agreement for its office in Valley Stream, New York where the Company is the sublessor. The lease requires the sublessee to pay the Company $3,200 per annum through December 2003 and then $3,300 per annum through January 2006.

Net minimum future rental payments and receipts pursuant to the above leases as of November 30, 2002 for the next five years and in the aggregate are:

November 30,	2003	$ 269,208
	2004	273,058
	2005	206,813
	2006	182,490
	2007	195,030
Thereafter		1,101,870

Net rent expense for all of the above leases amounted to $218,765 for the year ended November 30, 2002.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of November 30, 2002, the Company's cash balances on deposit did not exceed the insured limits.

In March 2002, an action was filed against the Company for two breach of contract actions which seek damages in the amount of $65,685 plus interest, attorneys' fees, and costs and expenses of the suit. The final outcome is unable to be determined, however, the Company is vigorously defending this matter. As of November 30, 2002, the Company is unable to estimate the damages, if any, which will arise from the suit.

11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At November 30, 2002, the Company was in compliance with these requirements, as set forth in the supplementary information.

AEGIS CAPITAL CORP.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2002

The provisions of Rule 15c3-3 are not applicable to the Company as of November 30, 2002 in accordance with Rule 15c3-3(k)(2)(ii).

AEGIS CAPITAL CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
November 30, 2002

Computation of Net Capital		
Total stockholder's equity qualified for net capital		$ 441,819
Additions:		
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		2,425,000
		2,866,819
Deductions:		
Non allowable assets - assets not readily convertible to cash:		
Equipment, fixtures and improvements - net book value		448,044
Receivables from non-customers		1,497,614
Prepaid expenses and other		59,474
Other		329,481
		2,334,613
Net Capital Before Haircuts		532,206
Haircuts on Securities		
Debt securities		4,912
All other securities		9,350
		14,262
		517,944
Computation of Basic Net Capital Requirement		
Computation of aggregate indebtedness - total liabilities	$477,176	
Aggregate Indebtedness	$477,176	
Minimum net capital requirement - 6.67% of adjusted aggregate indebtedness	$ 31,828	
Net capital requirement		209,050
Net Capital in Excess of Requirement		$ 308,894
Ratio of Aggregate Indebtedness to Net Capital		.92 to 1

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated December 20, 2002 as filed by the Company.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA

JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditors' Report on Internal Accounting Control Required Under Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Aegis Capital Corp.

In planning and performing our audit of the financial statements of Aegis Capital Corp. for the year ended November 30, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Aegis Capital Corp.
Page Two

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
January 22, 2003